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                                   EXHIBIT 12

           BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                 (UNAUDITED)

                                                 Six Months
                                               Ended June 30,
                                               1997     1996
                                              -------  -------
Earnings:


  Pre-tax income                              $   616  $   650

  Add:
    Interest and fixed charges,
      excluding capitalized interest              169      148

    Portion of rent under long-term
      operating leases representative
      of an interest factor                        94       88

    Amortization of capitalized interest            2        1

  Less:  Undistributed equity in earnings
           of investments accounted for
           under the equity method                 10        6
                                              -------  -------


  Total earnings available for fixed charges  $   871  $   881
                                              =======  =======

Fixed charges:

  Interest and fixed charges                  $   177  $   155

  Portion of rent under long-term operating
    leases representative of an interest
    factor                                         94       88
                                              -------  -------

  Total fixed charges                         $   271  $   243
                                              =======  =======

Ratio of earnings to fixed charges              3.21x    3.63x

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